

October 21, 2014

Via Email
Jessica Smith
Chief Accounting and Financial Officer
Airware Labs Corp.
7377 E Double tree Ranch Rd.
Suite 260
Scottsdale, Arizona 85258

> Re: **Airware Labs Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 13, 2014**
> **File No. 000-54730**

Dear Ms. Smith:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief